SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd.

(the “Company”)

Written Resolutions of the Directors of the Company dated May 26, 2023 passed in accordance with the Articles of Association of the Company (the “Articles”)

_________________________________________________________________

The undersigned, being all Directors of the Company for the time being (the “Directors”), hereby take the following actions and adopt the following resolutions:

DISCLOSURE OF INTERESTS

IT IS NOTED THAT to the extent any Director has any personal interest, direct or indirect, in the matters contemplated by these resolutions which he or she is required to disclose in accordance with the Articles or in accordance with applicable law or otherwise or which might disqualify such person from approving these resolutions, such disclosure has been made and such Director may vote and act on the matters referred to herein.

(A)	APPROVAL OF THE REFERENCE FORM (the "FRE")

IT IS NOTED THAT:

1.	In attendance of Brazilian Securities and Exchange Commission ("CVM") requirements, the Company must file no later than May, 31, following the end of each fiscal year, an annual report on the form of the Reference Form ("FRE");
1.	The management submitted the FRE related to the fiscal year ended on December 31, 2022, to the Audit and Risk Committee (the "ARC") and Board review and approval;
2.	The ARC approved the FRE in its last version on May 26, 2023, and recommended their approval by the Board of Directors; and
3.	The Board has reviewed and considered the last version of the FRE in detail.

IT IS RESOLVED THAT:

The FRE is hereby approved as of the date hereof. The Directors are agreeable to its filing on CVM as of May 29, 2023.

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(B)	UPDATE ON OFFICER POSITION

IT IS NOTED THAT:

  On December 12th, 2022, Tte Directors appointed Suzana Kubric to act as an officer of the Company in the position of Vice President of People and Culture, reporting directly to the President and Chief Operating Officer, and with oversight of People and Culture functions;

  On May 2023, the Directors decided to update the position of Suzana Kubric to Chief Human Resources Officer, with no changes on her roles and responsibilities.

IT IS RESOLVED THAT:

  The Board of Directors hereby approve the update on Suzana Kubric position to Chief Human Resources Officer without any changes on her roles and responsibilities; and

  The Officers of the Company and their positions, as set out below, are hereby acknowledged and approved, with effect from the date hereof, maintaining their roles and responsibilities as previously defined on Board written resolution dated as of December, 12th, 2022.

Name	Title
David Vélez Osorno	Chief Executive Officer
Youssef Lahrech	President and Chief Operating Officer
Alexis Ceballos-Encarnacion	Chief Corporate Development Officer
Cristina Helena Zingaretti Junqueira	Chief Growth Officer
Guilherme Marques do Lago	Chief Financial Officer
Henrique Camossa Saldanha Fragelli	Chief Risk Officer
Jagpreet Singh Duggal	Chief Product Officer
Marco Antônio Martins de Araújo Filho	Chief Legal Officer
Suzana Kubric	Chief Human Resources Officer
Vitor Guarino Olivier	Chief Technology Officer

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GENERAL AUTHORISATION

IT IS RESOLVED THAT any Director or Officer of the Company be and is hereby authorised to do all such acts and things and agree and execute any other documents on behalf of the Company as may be required in order to carry out the actions contemplated by the foregoing resolutions (including as deeds if appropriate) and generally to sign all documents as may be required in connection with the actions contemplated by the foregoing resolutions and execution and delivery by any such Director or Officer of any such documents being conclusive evidence of their and the Company’s agreement to the final terms and conditions thereof.

RATIFICATION

IT IS RESOLVED THAT, to the extent that any Director or Officer has taken any actions or signed any documents or undertakings prior to the date hereof which would have been approved if taken or signed after the date hereof, the same be and are hereby ratified, approved and confirmed.

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IN WITNESS WHEREOF, each of the undersigned, being all of the Directors of the Company for the time being, has executed these resolutions in writing on the date indicated above. These resolutions may be executed in counterpart and each counterpart shall be deemed to be an original and which counterparts when taken together shall constitute one and the same instrument.

________________________	___________________________
David Vélez Osorno	Anita Mary Sands

________________________	___________________________
Daniel Krepel Goldberg	David Alexandre Marcus

________________________	___________________________
Douglas Mauro Leone	Jacqueline Dawn Reses

________________________	___________________________
Luis Alberto Moreno Mejía	Rogério Paulo Calderón Peres

________________________
Thuan Quang Pham

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  June 1, 2023